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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                               Tel: 416 365 5123
[LOGO] KINROSS                                                 Fax: 416 363 6622
                                                         Toll Free: 866-561-3636
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                                                                   PRESS RELEASE

                        KINROSS PRODUCTION AHEAD OF PLAN
          PROVIDES STATUS UPDATE ON LATE FILING OF FINANCIAL STATEMENTS

APRIL 28, 2005, TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") announced today that gold equivalent production for the first quarter 2005 was 410,480 gold equivalent ounces.

"Production was about 6% ahead of plan for the first quarter, and costs were in line with our plan", said Tye Burt, President and CEO of Kinross. "We are on track to produce 1.6 million gold equivalent ounces and the full year total cash cost forecast of $250 to $255 per ounce remains unchanged."

Slightly higher production and improved productivity from continuous improvement programs are expected to help offset cost increases from fuel, energy and other consumables, which are above plan.

OPERATIONS UPDATE

FIRST QUARTER PRODUCTION
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                                                 2005                      2004
Mine                         (OUNCES GOLD EQUIVALENT)  (OUNCES GOLD EQUIVALENT)
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Fort Knox                                      73,953                    75,980
Round Mountain                                 95,393                    94,984
Paracatu                                       40,609                    24,340
Porcupine Joint Venture                        52,891                    51,867
La Coipa                                       34,024                    40,549
Crixas                                         24,192                    22,511
Refugio                                         2,947                     2,731
Musselwhite                                    21,544                    17,549
Kubaka                                         46,161                    29,259
Kettle River                                   18,766                    25,347
New Britannia                                       -                     6,707
Lupin                                               -                     5,187
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Total                                         410,480                   397,011
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At REFUGIO, we have been commissioning the project in stages and we expect to achieve a production rate of 40,000 tonnes per day in the second quarter of 2005. The power supply from the local electrical utility is coming up in phases with full power expected in the next few weeks. The total capital cost of the expansion was reviewed in late March and stands at $134 million.

At PARACATU, we have been drilling exploration holes in the West of Rico Creek target with 140-meter spacings on the holes, a density sufficient to define resources. Further drilling will continue to define this target in order to move it toward a proven and probable category, while

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other drills will be focused on drilling in the pit and other step out targets.
Assay results have been returned on six drill holes so far, and the grade, hardness, and metallurgy have all come back as expected. This drilling is needed to help finalize the detailed capacity study for the mine and mill expansion at Paracatu. The detailed capacity study will define the optimum economic throughput rate. We have committed $19 million in capital to the expansion program this year, and expect to have a final capital cost estimate in the fourth quarter of 2005.

At ROUND MOUNTAIN, the final feasibility study on the pit expansion, intended to extend mine life, will be completed in June and presented to the joint venture partners for approval. The portal to drive a drift underground will begin in June and is expected to reach the underground exploration target in approximately 12 months.

Overall, the PORCUPINE JOINT VENTURE had an excellent quarter with production around 18% ahead of plan, partly as a result of a change in accounting treatment. The Pamour pit development is well underway and equipment from the Dome pit has been moved to Pamour for assembly. Additionally, higher-grade mining from the Dome pit has allowed for Pamour ore delivery to the mill to be deferred until later in the year. Permitting for the Three Nations Lake diversion is well advanced.

The PUREN deposit has been approved for development by the joint venture partners at LA COIPA, Chile. Puren is owned 65% by Mantos de Oro (MDO, a 50:50 joint venture with Placer Dome and Kinross) and 35% by Codelco of Chile. The project is expected to extend mine life at La Coipa by about two years. Kinross' share of capital expenditure is estimated to be approximately $8 million. Ore is expected to be trucked 8 km to the MDO mill for processing under a toll treatment arrangement.


STATUS UPDATE ON LATE FILING OF FINANCIAL STATEMENTS

Pursuant to the alternative information guidelines of the Ontario Securities Commission ("OSC") Policy 57-603 and Canadian Securities Administrators Staff Notice 57-301, Kinross will provide bi-weekly updates to the market regarding the process relating to the preparation and filing of its financial statements and related matters, until such time as Kinross is current with its filing obligations under Canadian securities laws.

As previously disclosed, Kinross has not yet filed its financial statements as a result of the review of the accounting treatment for the goodwill associated with the TVX Gold/Echo Bay merger. Kinross and its auditors are reviewing the models received from Standard and Poor's Corporate Value Consultants, per the update press release dated April 15, 2005, and assessing their impact on the financial statements. After initial review, Kinross has determined that additional work is needed to refine the valuation for exploration properties. When the review is complete the Company will incorporate the results into its financial statements for 2003 and 2004 and any affected interim statements. Upon completion of this process and the related audits the Company will complete its regulatory filings. We are issuing bi-weekly updates as to the status and timing which can be viewed on our website at WWW.KINROSS.COM. The next update is scheduled for the week of May 9, 2005.


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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                         TRACEY M. THOM
VICE PRESIDENT                              MANAGER
INVESTOR RELATIONS                          INVESTOR RELATIONS
Tel. (416) 365-7254                         Tel. (416) 365-1362

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THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE
MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING KINROSS' FINANCIAL STATEMENTS FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2003, POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ANY RESTATEMENT OF HISTORICAL FINANCIAL STATEMENTS IS DEPENDANT ON THE OUTCOME OF THE INDEPENDENT VALUATION OF THE ACQUIRED ASSETS, AND KINROSS DOES NOT KNOW WHAT THAT OUTCOME WILL BE. OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE CANADIAN SECURITIES REGULATORS, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.

ALL DOLLAR AMOUNTS ARE EXPRESSED IN US DOLLARS UNLESS OTHERWISE NOTED.

TECHNICAL INFORMATION CONTAINED IN THIS PRESS RELEASE HAS BEEN REVIEWED BY ROD COOPER, VICE PRESIDENT, TECHNICAL SERVICES FOR KINROSS, WHO IS A "QUALIFIED PERSON" UNDER NATIONAL INSTRUMENT 43-101.

TOTAL CASH COSTS ARE A NON-GAAP MEASURE INTENDED TO PROVIDE INVESTORS WITH INFORMATION ABOUT THE OPERATING EFFICIENCY OF CURRENT MINING OPERATIONS. MANAGEMENT USES THIS MEASURE FOR THE SAME PURPOSE AND FOR MONITORING PERFORMANCE OF ITS GOLD MINING OPERATIONS. TOTAL CASH COSTS PER OUNCE IS A STANDARD GOLD MINING INDUSTRY MEASURE THAT WAS DEVELOPED IN CONJUNCTION WITH THE GOLD INSTITUTE IN AN EFFORT TO PROVIDE A LEVEL OF COMPARABILITY AMONG PRECIOUS METALS PRODUCERS. THIS MEASURE DIFFERS FROM EARNINGS DETERMINED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") AND SHOULD NOT BE CONSIDERED IN ISOLATION OR A SUBSTITUTE FOR MEASURES OF PERFORMANCE DETERMINED IN ACCORDANCE WITH GAAP. TOTAL CASH COSTS MAY REFLECT ADJUSTMENTS FOR ITEMS THAT ARE RECURRING SUCH AS CHANGE IN INVENTORY AND SITE RESTORATION COST ACCRUALS. A RECONCILIATION OF TOTAL CASH COSTS WITH OPERATING COSTS PER THE CONSOLIDATED FINANCIAL STATEMENTS WILL BE PUBLISHED BY THE COMPANY ONCE ITS DECEMBER 31, 2004 YEAR END FINANCIAL STATEMENTS ARE AVAILABLE.


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